September 30, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
c/o Ms. Kristin Lochhead, Mr. Brian Cascio, Mr. Gary Todd
100 E Street, NE
Washington, D.C. 20549

The following letter is DTLL's management response to the Securities and Exchange Commission information request letter dated August 19, 2005. The format of the response letter includes each of SEC's requests re-written. Underneath each of the requests is DTLL's response to the request. We welcome any questions or comments you may have about our responses.

Form 10-KSB for the transition period ended December 31, 2004

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Operations

1. Please expand future filings to provide critical accounting policy disclosure. Refer to FR-60 and FR-72 for guidance. Please note that critical accounting policy disclosure should provide insight about the nature and extent complex judgments and estimates that underlie the accounting policies and identify as critical. Disclosure that merely repeats basic accounting policies will not generally satisfy the objectives of the disclosure.

      DTLL RESPONSE:
      Comment noted and included within quarterly procedures.

Financial Statements

2. Tell us why the statement of operations for fiscal 2003 does not present the operations of the disposed dental business as discontinued operations. Refer to SFAS 144.

      DTLL RESPONSE:
      Until March 20, 2003, the Company was principally engaged in manufacturing and marketing associated groups of dental related products to dentists, dental clinics, hospitals and dental laboratories. On March 20, 2003, the Company's shareholders approved the sale of substantially all of its assets to DRIA, LLC, based on an asset purchase agreement dated November 1, 2002. Since all of the operations and business lines were sold, there were no significant operations left in 2003, which was disclosed in the footnotes and the MD&A. For that reason, management felt that a separation of continuous vs discontinued operations is in accordance with SFAS 144 Paragraph 42 and this presentation was


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      more informative to the reader. Currently, it is clear within the most recent 10Q that DTLL is a development stage company and it is anticipated that DTLL's business will consist of development and marketing of prescription pharmaceutical products.

Forms 10-Q for the periods ended March 31, 2005 and June 30, 2005

Financial Statements

3. Expand future filings to clarify whether your financial statements are consolidated with those prepared for Gelstat Corporation.

      DTLL RESPONSE:
      Comment noted and included within quarterly procedures.

Note 3 - Transaction

      We note that you issued 12.5 million shares of common stock to a subsidiary of GelStat in exchange for an exclusive worldwide license of all rights to pharmaceutical technology. As a result of this transaction, Gelstat obtained 94% of your outstanding shares and control of management. In addition, you intend to change your name to GS Pharma. You have recorded an expense for in process research and development for $409,377, which is the assigned value of the exclusive license. We have the following comments as it relates to this transaction:

      a) With respect to the acquired activities, supplementally describe your consideration of EITF 98-3. That is, tell us whether the acquired operations constitute a business as described in the guidance. Your response should fully describe how you applied the referenced guidance in your fact pattern.

            DTLL RESPONSE:
            EITF 98-3 Paragraph 6 it states "A business consists of (a) inputs,
            (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers."

            DTLL only obtained intellectual property from this exchange and did not include any other inputs, processes and outputs defined within paragraph 6. Based on this, DTLL is not considered a business for this exchange.


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      b)    If you did not acquire a business based on the guidance from EITF
            98-3, tell us why the accounting guidance from SAB Topic 5-G is not applicable. That is, since a Gelstat subsidiary became your controlling shareholder in the transaction and continues to control the technology, explain why predecessor basis accounting is not required. Under predecessor basis accounting it appears that no value would be attributed to the technology since we presume any historical costs were expensed as incurred. Please be detailed and specific.

            DTTL RESPONSE:

            DTLL issued 12.5 million shares of its stock in exchange for Gelstat's intellectual property. SAB Topic 5-G paragraph 4 it states "The staff will not always require that predecessor cost be used to value nonmonetary assets received from an enterprise's promoters or shareholders." DTLL believes there is value in the issuance of 94% of its outstanding stock. The offset to this value (debit side of the transaction), based on Topic 5-G, can not be booked as an asset as no value is attributable to the intellectual property, so the only logical alternative is to book the offset to Research and Development expense. Similarly, if DTLL would have issued cash for the intellectual property it would have to offset the cash value (debit side of the transaction) to a different account. Taking this approach, the net effect of the value of the intellectual property is zero as it is expensed immediately.

      c) If the acquired operations are a business based on your analysis of EITF 98-3, tell us why reverse merger accounting is not applicable. That is, since a subsidiary of Gelstat acquired control in the transaction, then that subsidiary appears to be the accounting acquirer. Your written response should describe how you applied the guidance from paragraphs 15-19 of SFAS 141.

            DTLL RESPONSE:
            DTLL did not acquire a business (see item a above).

      d) As a matter related to "c" above, under reverse merger accounting the historical financial statements of the accounting acquirer become the financial statements of the registrant for all applicable periods prior to the transaction; and, the transaction is presented as the acquisition of the issuer company by the accounting acquirer. If acquired operations are, in fact, a business as defined in GAAP, then it appears that you should amend the Forms 10-QSB for fiscal 2005 to provide historical financial statements for the accounting acquirer for the periods specified by Item 310(b) to Regulation S-B.

            That is, comparative prior periods should reflect the financial position, results of operations and cash flows of the accounting acquirer. As well, you should provide a Form 8-K presenting audited historical financial statements for the accounting acquirer for the periods specified in Item 310(s) to Regulation S-B. Revise or advise.

            DTLL RESPONSE:
            DTLL did not acquire a business (see item a above).


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Liquidity and Capital Resources

3. In the future filings please expand your discussion of liquidity and capital resources to more specifically discuss your plans to generate sufficient liquidity, financing needs and expected sources of this financing. We note that you have approximately $200,000 of cash on hand at March 31, 2005 and estimate that you will need $5 million to complete Phase II clinical trials. The discussion should also contain appropriate and prominent disclosure of your financial difficulties and viable plans to overcome these difficulties and resolve the doubts about your continued existence. Refer to FRC 607.02.

      DTLL RESPONSE:
      Comment noted and included within quarterly procedures.

      In connection with these responses to your requests, DTLL acknowledges that:

      o The company is responsible for the adequacy and accuracy of the disclosure in the filling;

      o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person using the federal securities laws of the United States.


Sincerely,


By  /s/ Stephen C. Roberts
--------------------------------------------
 Name:  Stephen C. Roberts
 Title: Chairman and Chief Executive Officer